THE BANCORP, INC.
409 Silverside Road
Wilmington, Delaware 19809

October 17, 2016

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC  20549

Re:	Registration Statement on Form S-3
Registration No. 333-213977

Gentlemen/Ladies:

The Bancorp, Inc. (the "Company") hereby requests acceleration of the effective date of the above-referenced registration statement to Tuesday, October 18, 2016, at 4:00 p.m., or as soon as practicable thereafter.  Please notify our counsel, Mark E. Rosenstein, at 215-731-9450 of the time of effectiveness.

Very truly yours,

THE BANCORP, INC.

By: /s/ Paul Frenkiel
Paul Frenkiel
Chief Financial Officer